Form 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

First Majestic Silver Corp. ("First Majestic")

1800 - 925 West Georgia Street

Vancouer, British Columbia V6C 3L2

2. Date of Material Change

June 9, 2020

3. News Release

A press release was disseminated through GlobeNewswire on June 10, 2020 and subsequently filed on SEDAR.

4. Summary of Material Change

First Majestic has announced the entering into of an equity distribution agreement (the "Sales Agreement") dated June 9, 2020 with BMO Capital Markets Corp. and TD Securities (USA) LLC (the "Agents") pursuant to which First Majestic may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Agents, such number of common shares of First Majestic as would result in aggregate gross proceeds to the Company of up to US$100.0 million.

5. Full Description of Material Change

First Majestic has announced the entering into of the Sales Agreement with the Agents pursuant to which First Majestic may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Agents, such number of common shares of First Majestic as would result in aggregate gross proceeds to First Majestic of up to US$100.0 million (the "Offering"). Sales of common shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the "NYSE"), or any other recognized marketplace upon which the common shares are listed or quoted or where the common shares are traded in the United States. The sales, if any, of common shares made under the Sales Agreement will be made by means of ordinary brokers' transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated June 9, 2020 to the base prospectus included in the Company's existing US registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") dated November 5, 2018. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the "SEC"). The US prospectus supplement (together with the related Registration Statement) is available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

Concurrent with entering into the Sales Agreement First Majesic terminated the previous equity distribution agreement entered into with BMO Capital Markets Corp. on August 7, 2019. The previous agreement permitted the sale of up to US$50 million of common shares pursuant to at the market distributions over United States markets, of which First Majestic had sold a total of US$48.4M prior to termination of the agreement.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact:

Keith Neumeyer, President & Chief Executive Officer

Telephone: (604) 688-3033
Facsimile: (604) 639-8873

9.  Date of Report.

June 18, 2020